Board Approved Version
Limbach Holdings, Inc.
Clawback Policy
(Covered Executives)
The Board of Directors (the “Board”) of Limbach Holdings, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (this “Policy”), which provides for the recovery of certain incentive-based compensation upon the occurrence of certain events, including an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).
1.Administration. Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee of the Board or, if so designated by the Board via a duly adopted resolution of the Board, the Board or another committee of the Board (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company or any authorized agent of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer).
2.Definitions. As used in this Policy, the following definitions shall apply:
•“Accounting Restatement” means an accounting restatement1 of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required
1 Under U.S. Generally Accepted Accounting Principles (“GAAP”), a restatement is “the process of revising previously issued financial statements to reflect the correction of an error in those financial statements.” See Financial Accounting Standards Board Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections (“ASC Topic 250”). Under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), a retrospective restatement is “correcting the recognition, measurement and disclosure of amounts of elements of financial statements as if a prior period error had never occurred.” See International Accounting Standard 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”), paragraph 5.

accounting restatement to correct an error2 in previously issued financial statements that is material to the previously issued financial statements,3 or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.4 Notwithstanding the foregoing, the following types of changes to the Company’s financial statements do not represent error corrections, and therefore would likewise not trigger application of this Policy:
•Retrospective application of a change in accounting principle;5

•Retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization;6

•Retrospective reclassification due to a discontinued operation;
•Retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and
2 Under GAAP, an error in previously issued financial statements is “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.” See ASC Topic 250. Under IFRS, prior period errors are “omissions from, and misstatements in, the entity’s financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that: (a) was available when financial statements for those periods were authorized for issue; and (b) could reasonably be expected to have been obtained and taken into account in the preparation and presentation of those financial statements. Such errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud.” See IAS 8, paragraph 5.
3 Such restatements are referred to as “Big R” restatements. Note that certain errors may compound over time. While the initial error amount may not have been material to previously issued financial statements, it may become material due to its cumulative effect over multiple reporting periods. A material adjustment to the current period that relates to an error from previously issued financial statements would cause the current period financial statements to be materially misstated. An example of such error is an improper expense accrual (such as an overstated liability) that has built up over five years at $10 million per year. Upon identification of the error in year five, the Company evaluated the misstatement as being immaterial to the financial statements in years one through four. To correct the overstated liability in year five a $50 million credit to the statement of comprehensive income would be necessary; however, $10 million of it would relate to the previously issued financial statements for years one through four. During the preparation of its annual financial statements for year five, the Company determines that, although a $10 million annual misstatement of expense would not be material, the adjustment to correct the $40 million cumulative error from previously issued financial statements would be material to comprehensive income for year five. Accordingly, the Company must correct the financial statements for years one through four.
4 Such restatements are referred to as “little r” restatements. See Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (Sept. 13, 2006). In the Memorandum from the Division of Economic and Risk Analysis (June 8, 2022), the Commission staff refers to “little r” restatements as restatements that correct errors that would only result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.
5 A change in accounting principle is “[a] change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle.” See ASC Topic 250. IAS 8 has similar guidance. A change from an accounting principle that is not generally accepted to one that is generally accepted, however, would be a correction of an error.
6 If the Company changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, should be revised unless it is impracticable to do so. See ASC Topic 280-10-50-34. IFRS 8 has similar guidance.

•Retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

•“Administrator” has the meaning set forth in Section 1 hereof.
•“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).
•The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, an authorized committee of the Board (e.g., the Audit Committee), or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
•“Commission” means the U.S. Securities and Exchange Commission.
•“Covered Executives” means the Company’s current and former executive officers, as determined by the Administrator in accordance with the definition of executive officer set forth in Rule 10D-1 and the Listing Standards.
•“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
•A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure, whether or not such Financial Reporting Measure is included in a filing with the Commission. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): price of the Company’s securities listed on a securities exchange; total stockholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such Financial Reporting Measures relative to a peer group, where the Company’s Financial Reporting Measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Commission.
•“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, without limitation, (i) non-equity incentive plan awards that are earned based wholly or in part on satisfying a Financial Reporting Measure performance goal; (ii) bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal; (iii) other cash awards based on satisfaction of a Financial Reporting Measure performance goal; (iv) restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and (v) proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.
•Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period. 7 All conditions to an award for Incentive-Based Compensation need not be satisfied for the Incentive-Based Compensation to be deemed received
7 The date of receipt of the Incentive-Based Compensation depends on the terms of the award. For example:
•If the grant of an award is based, either wholly or in part, on satisfaction of a Financial Reporting Measure performance goal, the award would be deemed received in the fiscal period when that measure was satisfied;
•If an equity award vests only upon satisfaction of a Financial Reporting Measure performance condition, the award would be deemed received in the fiscal period when it vests;
•A non-equity incentive plan award would be deemed received in the fiscal year that the executive officer earns the award based on satisfaction of the relevant Financial Reporting Measure performance goal, rather than a subsequent date on which the award was paid. This would be the same fiscal year for which the non-equity incentive plan award earnings are reported in the Summary Compensation Table, based on Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K, which provides: “If the relevant performance measure is satisfied during the fiscal year (including for a single year in a plan with a multi-year performance measure), the earnings are reportable for that fiscal year, even if not payable until a later date, and are not reportable again in the fiscal year when amounts are paid to the named executive officer;” and
•A cash award earned upon satisfaction of a Financial Reporting Measure performance goal would be deemed received in the fiscal period when that measure is satisfied.

under this Policy. Incentive-Based Compensation is deemed received even if there is a contingent right to payment at that time or payment remains subject to ministerial acts, such as calculating the amount earned or obtaining the approval of the Administrator or the Board.
3.Covered Executives; Incentive-Based Compensation. Except as set forth in Section 11 of this Policy, this Policy applies to Incentive-Based Compensation received by a Covered Executive (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a listed class of securities on a national securities exchange.
4.Required Recoupment of Erroneously Awarded Compensation in the Event of an Accounting Restatement. In the event the Company is required to prepare an Accounting Restatement, the Company shall promptly recoup the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period. 8
5.Erroneously Awarded Compensation: Amount Subject to Recovery. The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been
8 Rule 10D-1 requires companies to recover erroneously awarded compensation “reasonably promptly.” Unpaid amounts will be subject to disclosure under Item 402(w)(1)(ii) and (iii). Further, Section 402 of the Sarbanes-Oxley Act prohibits publicly-traded companies from providing personal loans to directors and executive officers. While the Commission does not view recovery that is made reasonably promptly to prohibit Section 402 of the Sarbanes-Oxley Act, it did not extend such guidance in the event recovery is not made reasonably promptly.

determined based on the restated amounts.9 Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation. With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.
For Incentive-Based Compensation based on stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the
9 Generally, after an Accounting Restatement, the Company must first recalculate the applicable Financial Reporting Measure and the amount of Incentive-Based Compensation based thereon. The Company must then determine whether, based on that Financial Reporting Measure as calculated by relying on the original financial statements and taking into account any discretion that the Compensation Committee of the Board had applied to reduce the amount originally received, the executive officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated Financial Reporting Measure. For example, assume a situation in which, based on the Financial Reporting Measure as originally reported, the amount of the award was $3,000. However, the Company exercised negative discretion to pay out only $2,000. Following the restatement, the amount of the award based on the corrected Financial Reporting Measure is $1,800. Taking into account the Company’s exercise of negative discretion, the amount of recoverable erroneously awarded compensation would be $200 (i.e., $2,000 - $1,800).
Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Company would first need to determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure that was restated. The Company would then need to recalculate the affected portion based on the Financial Reporting Measure as restated, and recover the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the restatement. For example, assume a situation in which, based on the financial reporting measure as originally reported, the amount of the award was $3,000. The Company exercised positive discretion to increase the amount by $1,000, paying out a total of $4,000. Following the restatement, the amount of the award based on the corrected financial reporting measure is $1,800. Taking into account the Company’s exercise of positive discretion, the amount of erroneously awarded compensation that would be recoverable would be $1,200, provided that based on the revised measurement, the exercise of positive discretion to increase the amount by $1,000 was still permitted under the terms of the plan (i.e., $4,000 – ($1,800 + $1,000)).
For cash awards, the Erroneously Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was received and the amount that should have been received applying the restated Financial Reporting Measure. For cash awards paid from bonus pools, the Erroneously Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated financial reporting measure. For equity awards, if the shares, options, or SARs are still held at the time of recovery, the Erroneously Awarded Compensation is the number of such securities received in excess of the number that should have been received applying the restated financial reporting measure (or the value of that excess number). If the options or SARs have been exercised, but the underlying shares have not been sold, the erroneously awarded compensation is the number of shares underlying the excess options or SARs (or the value thereof).
As noted in the Rule 10D-1 Rule’s Release, “[the Securities and Exchange Commission’s] inten[tion] [is] for the definition of erroneously awarded compensation to apply in a principles-based manner and as a result issuers may adopt more extensive recovery policies, so long as those policies at a minimum satisfy the requirements of the rule.” Listing Standards for Recovery of Erroneously Awarded Compensation File Nos: S7-12-15, pg. 78. As has been determined by the Administrator the intent of this Policy is to recover only the Erroneously Awarded Compensation as would be required by Rule 10D-1 and not additional amounts (as such in cases where a particular situation causes there to be several periods impacted, the recovery of Erroneously Awarded Compensation should only be applied to the actual compensation impacted and not be “double counted.”) Additionally, the Administrator would retain all rights that it would otherwise have related to the interpretation and construction of any Incentive Compensation paid or payable to other eligible participants that are not Covered Executives should Erroneously Awarded Compensation be determined to have been paid to Covered Executives.

stock price or TSR upon which the Incentive-Based Compensation was received; 10 and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to The Nasdaq Stock Market (“Nasdaq”).
6.Method of Recoupment. The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.
The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Compensation Committee of the Board has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:
•The direct expense paid to a third party11 to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq;
•Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation
10 Pursuant to Item 402(w)(1)(i)(C) of Regulation S-K, if at any time during or after the last completed fiscal year the Company was required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to this Policy, or there was an outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement, and the financial reporting measure related to a stock price or TSR metric, the Company must disclose the estimates that were used in determining the erroneously awarded compensation attributable to such accounting restatement and an explanation of the methodology used for such estimates.
11 Such direct costs include reasonable legal expenses and consulting fees, as well as the amount spent on a consultant or other third-party service provider to determine the amount of compensation to be recovered in connection with Incentive-Based Compensation tied to stock price or TSR once the recoverable amount is determined.

based on violation of home country law of the Company, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or
·Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company,12 to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7.No Indemnification of Covered Executives. Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.
8.Administrator Indemnification. Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
9.Effective Date; Retroactive Application. This Policy shall be effective as of October 1, 2023 (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable law, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.
10.Amendment; Termination. The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
12 Plans limited only to executive officers, SERPS and other nonqualified plan, and benefits therefrom, are subject to recovery under this Policy.

11.Other Recoupment Rights; Company Claims. The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.
Notwithstanding anything set forth in this Policy, by signing the acknowledgement below, the Company’s Chief Executive Officer and Chief Financial Officer acknowledge that in the event the Company is required to prepare an accounting restatement subject to Section 304 of the Sarbanes-Oxley Act of 2002, as amended (“Section 304”), she or he shall forfeit such amounts required pursuant to Section 304.
12.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
13.Governing Law, Dispute Resolution and Venue. This Policy and all acts and transactions pursuant hereto and the rights and obligations of the Parties hereto will be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to such state’s conflict of laws rules.
Any and all disputes relating to, concerning or arising from this Policy, or relating to, concerning or arising from the relationship between the parties evidenced by this Policy, will be brought and heard exclusively in state or federal courts located in Allegheny County, Pennsylvania. Each of the Company and each person subject to this Policy hereby represents and agrees that such party is subject to the personal jurisdiction of said courts; hereby irrevocably consents to the jurisdiction of such courts in any legal or equitable proceedings related to, concerning, or arising from such dispute, and waives, to the fullest extent permitted by law, any objection which such party may now or hereafter have that the laying of the venue of any legal or equitable proceedings related to, concerning, or arising from such dispute which is brought in such courts is improper or that such proceedings have been brought in an inconvenient forum.

14.Exhibit Filing Requirement. A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

Clawback Policy Acknowledgment
I, the undersigned, agree and acknowledge that, in consideration of good and valuable consideration, I am fully bound by, and subject to, all of the terms and conditions of the Limbach Holdings, Inc. Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement, offer letter or similar arrangement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.
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